

January 11, 2012

Via E-mail
John Coulter
Chief Executive Officer
Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, Canada T6H 5R7

   Re: Titan Trading Analytics Inc.
     Form 20-F for the fiscal year ended October 31, 2010
     Filed April 29, 2011
     File No. 000-25289

Dear Mr. Coulter:

   We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Financial Statements, page 55

1. We note that you have not included an audit report for the consolidated balance sheet as of October 31, 2009 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the two years then ended and for the cumulative amounts from November 1, 2001 (inception of development stage) to October 31, 2010. Revise to include audited financial statements for these periods pursuant to Item 17 of Form 20-F and Articles 2 and 3 of Regulation S-X.

   We note your disclosure that the consolidated financial statements as of and for the years ended October 31, 2009 and 2008 were audited by Collins Barrow, Edmonton LLP. We further note that the registration of Collins Barrow, Edmonton LLP with the Public Company Accounting Oversight Board (United States) was withdrawn on January 18, 2011. In accordance with PCAOB Rule 2107(b)(1), a firm that was once registered and then later withdrew may reissue or give consent to the use of a prior report that it issued while registered. However, the firm cannot update or dual-date a previously issued report after the firm is no longer registered, as that involves additional audit work.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief